FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of May 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X. . . .

Form 6-K
Extraordinary announcement
Subject: OFFICIAL ANNOUNCEMENT OF MATÁV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: July 3, 2002

matáv Investor Relations Department

Szabolcs Czenthe
Head of Investor Relations Department

EXHIBIT INDEX

Exhibit Number	Description
1.	Official Announcement of Matav dated July 3, 2002.
2.	Press Release dated July 3, 2002 announcing Matav launches new share option program and increases share capital

EXHIBIT 1

matáv

OFFICIAL ANNOUNCEMENT OF MATÁV

BUDAPEST – July 3, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that the amendments of the Articles of Association of the Company approved at the Annual General Meeting held on April 26, 2002 were registered by the Court of Registry on June 21, 2002. In accordance with this, future official company announcements will be made in „Magyar Tőkepiac", on the website of Matáv, and also in „Cégközlöny" when legally required.

EXHIBIT 2

matáv

MATÁV LAUNCHES NEW SHARE OPTION PROGRAM AND INCREASES SHARE CAPITAL

BUDAPEST – July 3, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that it launched its new management share option program on July 1, 2002 and increased its share capital by HUF 490,000,000 within private placement.

In accordance with the resolution of the Annual General Meeting with respect to the financial year 2001, held on April 26, 2002, Matáv launched a new management share incentive scheme. The detailed description of the program can be found in the annex to resolution No. 27/2002 (April 26).

The strike prices of three tranches under the option are HUF 933, 950 and 950 calculated by the closing BSE price on July 1 2002 plus 12%, 14% and 14% premium, respectively.

At the same time, Matáv issued the 4.9 million shares (HUF 100 face value, "A" type ordinary shares) necessary for the first series of the share option program, with the assistance of CIB Bank Rt., in the form of a private placement at a price of HUF 916 per share. The price is calculated by the closing BSE price on July 1 2002 + 10% premium. Simultaneously, Matáv purchased the same amount of shares back at the same price. Matáv will hold these shares as Treasury shares until the options are exercised.

The financial advisor of the program was Concorde Aquila Corporate Finance Ltd.